Exhibit (a)(1)(I)

Form of Post to All Employees Regarding Availability of a Recorded Version of the Exchange Offer Webinar

From:	Sarah Sardella
To:	All Employees
Date:	October 20, 2022

If you are eligible to participate in the Stock Option Exchange Program, the recorded version of the educational webinar [link] is now available on Namely, under “Resources > Stock Option Exchange Program.” You’ll find all the Offer Documents posted under Resources:

•	Offer to Exchange Eligible Options for New Restricted Stock Units document [link]

•	Your TCR[2] Option Exchange Program Brochure (Adobe Reader recommended) [link]

•	Educational Videos:

•	TCR[2] Therapeutics’ Option Exchange Program Overview

•	Option Exchange Example

•	The Tender Offering

If you were not able to attend the live webinar, we will be holding a second session on Tuesday, October 25th at 2 PM.